Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant: Pfizer Inc. (PFE)
Name of person relying on exemption: John Chevedden, Pfizer Shareholder
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against the Chair of the Pfizer Governance Committee –
Joseph Echevarria

To attend the online Pfizer annual shareholder meeting most Pfizer shareholders may need to tediously register in advance.

Pfizer could easily be like 100s of companies that do not require any shareholders to register in advance to attend an online annual meeting

It is absurd to require the shareholders of any company to register in advance to attend an online meeting where shareholders cannot even speak. Mr. Joseph Echevarria chairs the Pfizer Governance Committee which is responsible for this absurd rule.

It is early in the annual meeting season so look for other companies that have the absurd rule that requires advance registration to attend an online meeting where shareholders cannot even speak.

Perhaps the most effective way to rid companies of such an absurd rule is to vote against the Chair of the Governance Committee.

Vote Against the Chair of the Pfizer Governance Committee –
Joseph Echevarria